Dimensional

February 10, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Mary Cole

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Mary Cole:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 176/177 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA Municipal Bond Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2014, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please reduce the length of the second footnote of the “Annual Fund Operating Expenses” table in the “Fees and Expenses of the Portfolio” section of the prospectus.

Response.  The requested revision has been made.

2.           Comment.  Please add a reference in the “Principal Investment Strategies” section of the prospectus that indicates that “below investment grade” securities are also known as “junk bonds.”

Response.  The Portfolio does not intend to purchase securities that are rated below investment grade as part of its principal investment strategies. The applicable disclosure in the “Principal Investment Strategies” section of the prospectus has been revised as follows for clarification:

No more than 25% of the Portfolio’s assets will be invested in municipal securities that, at the time of purchase, are rated in the lowest quarter of the investment grade spectrum (i.e., rated Baa ~~or lower~~3 to Baa1 (by Moody’s) or BBB- to BBB ~~or lower~~+ (by S&P or Fitch), or that are unrated~~.  Securities rated~~

U.S. Securities and Exchange Commission
February 10, 2015

~~lower than Baa3 (by Moody’s) or BBB- (by S&P or Fitch) are securities rated below~~ but have been determined by the Advisor to be of comparable quality).  The fixed income securities in which the Municipal Bond Portfolio invests are considered investment grade at the time of purchase.

3.           Comment.  The “Principal Investment Strategies” section of the prospectus indicates that the Portfolio may utilize derivatives.  Please disclose the percentage of assets which may be invested in derivatives.

Response.  The Portfolio intends to use certain derivatives as a principal investment strategy and has included disclosure with regard to how such derivatives will be used that conforms with the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”). The “Principal Investment Strategies” section states that the Portfolio may “use bond (interest rate) futures and options contracts, credit default swaps and interest rate swaps to hedge against changes in interest rates.”  The “Principal Investment Strategies” section further states that the Portfolio “may use derivatives, such as futures contracts and options on futures contracts, for non-hedging purposes as a substitute for direct investment or to allow the Portfolio to remain fully invested while maintaining the liquidity required to pay redemptions.”

The Registrant does not believe that Form N-1A requires a specific percentage to be disclosed or that such a percentage would necessarily convey the importance of a strategy to the Portfolio. Further, the Portfolio does not have a targeted percentage it intends to devote to the referenced derivatives, but the Portfolio will utilize such instruments in accordance with the purposes disclosed in the prospectus and the limitations in the 1940 Act.

4.           Comment.  Please confirm that when the Portfolio enters into a credit default swap it will segregate assets in accordance with the SEC’s previous guidance.

Response.  The Portfolio will segregate assets when entering into swap agreements, including credit default swaps.  Specifically, with respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions. Disclosure has been added to the statement of additional information (“SAI”) to clarify the Portfolio’s segregation of assets when entering into swap agreements.

5.          Comment.  The “Tax Considerations—Taxable Income and Capital Gain Dividends” sub-section under the “Dividends, Capital Gains Distributions and Taxes” section of the prospectus states that “the Portfolio may invest a portion of its assets in securities that pay

U.S. Securities and Exchange Commission
February 10, 2015

income that is not tax-exempt.”  Please include a statement in the “Principal Investment Strategies” section of the prospectus that indicates what percentage of the Portfolio’s assets may be invested in such securities.

Response.  The Portfolio currently does not intend to invest its assets in securities that pay income that is not exempt from federal income tax.  The disclosure in the “Tax Considerations—Taxable Income and Capital Gain Dividends” sub-section under the “Dividends, Capital Gains Distributions and Taxes” section will be revised accordingly.

6.           Comment.  In the description of “Credit Risk” in the “Principal Risks” section of the prospectus, please add a reference that explains that “below investment grade” securities are also known as “junk bonds.”

Response.  As noted in the response to Comment #2 above, the Portfolio does not intend to purchase securities that are rated below investment grade at the time of purchase and has added disclosure to the “Principal Investment Strategies” to clarify this point.  As a result, the “Credit Risk” disclosure will also be revised to remove references to below investment grade securities.

7.           Comment.  Please confirm that the disclosure related to derivatives included in the “Principal Investment Strategies” section of the prospectus conforms with the standards set forth in the ICI Letter.

Response.  The Registrant believes that the Portfolio’s derivatives disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and how such derivatives will be used in connection with the Portfolio’s principal investment strategies.

8.           Comment.  In the description of “Derivatives Risk” in the “Principal Risks” section of the prospectus, please include a description of leverage risk.

Response.  The Registrant does not believe that the inclusion of leverage risk is appropriate for the Portfolio because the Portfolio does not intend to use derivatives in a manner that will leverage the Portfolio.

9.           Comment.  Please include the date each portfolio manager will begin his service with the Portfolio.

Response.  The date that the Portfolio will commence operations has not yet been determined and the Registrant believes the statement of “since inception” for the date each portfolio manager will begin his service with the Portfolio is sufficient for purposes of Item 5 of Form N-1A.

10.           Comment.  Please include information with regard to the sub-advisors in the “Investment Advisor/Portfolio Management” section of the prospectus.

Response.  The requested revision has been made.

U.S. Securities and Exchange Commission
February 10, 2015

11.           Comment.  The “Management of the Fund” section of the prospectus states that “the individuals named in the Portfolio’s ‘Investment Advisor/Portfolio Management’ section coordinate the efforts of all other portfolio managers or trading personnel with respect to the day-to-day management of the Portfolio.”  Please provide an explanation as to why the additional portfolio managers referenced are not listed in the prospectus.

Response.  The individuals identified in the Portfolio’s “Investment Advisor/Portfolio Management” section are jointly and primarily responsible for the day-to-day management of the Portfolio’s portfolio.  The other individuals referenced in the “Management of the Fund” section are involved in the day-to-day management of the Portfolio’s portfolio; however, the identified individuals hold the primary responsibility for and oversee the day-to-day management.

12.           Comment.  Please disclose the compensation of each sub-advisor of the Portfolio.

Response.  The Portfolio’s sub-advisors are compensated by the Advisor out of the “Management Fee” the Advisor receives from the Portfolio, which is disclosed in the “Fees and Expenses of the Portfolio” section of the prospectus. Accordingly, the fee referenced in the “Management Fees” section of the prospectus is the “aggregate fee paid to all of the advisers,” as required to be disclosed by Instruction 3 of Item 10(a)(1) of Form N-1A.  A clarifying statement has been added to the “Management Fees” section of the prospectus to address how the sub-advisors are compensated.

13.           Comment.  Please revise the concentration limitation in the “Investment Limitations” section of the SAI to state that the Portfolio will not invest “25% or more” of its net assets in securities of issuers in a particular industry (other than securities issued or guaranteed by the U.S. Government or any of its agencies or securities of other investment companies).

Response.  Item 16(c)(1)(iv) of Form N-1A instructs a fund to describe the fund’s policy with respect to concentrating investments in a particular industry or group of industries.  In addition, Instruction 4 to Item 9(b)(1) of Form N-1A states that a fund must “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a [f]und’s net assets in a particular industry or group of industries).”  The Registrant believes that the Portfolio’s investment limitation is consistent with the requirements of Form N-1A.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
February 10, 2015

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.